SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 25, 2007, of Holding(s) in Company

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

    Scottish Power plc

2. Reason for the notification (please state Yes/No)

    An acquisition or disposal of voting rights:

    Yes

    An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

    An event changing the breakdown of voting rights:

3. Full name of person(s) subject to the notification obligation (iii):

    Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

    Credit Suisse Securities (Europe) Ltd, Credit Suisse International, Credit Suisse Securities (USA) LLC

5. Date of the transaction and date on which the threshold is crossed or  reached (v):

    22 January 2007

6. Date on which issuer notified:

    24 January 2007

7. Threshold(s) that is/are crossed or reached:

    5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible   Situation previous to the         Resulting situation after the
using the ISIN CODE                Triggering transaction (vi)       triggering  transaction (vi)
                                   Number of shares                  Number of voting Rights (viii)

ORD GB00B125RK88                   81,741,242                        81,741,242
ADR US81013T8045                   n/a                               n/a

Resulting situation after the triggering transaction (vii)

Class/type of shares if        Number of shares           Number of voting rights (ix)           % of voting rights
possible using the ISIN CODE

                               Direct                     Direct (x)     Indirect (xi)           Direct       Indirect

ORD GB00B125RK88               63,758,879                 63,758,879     n/a                     4.28         n/a
ADR US81013T8045               328,580                    328,580        n/a                     0.02         n/a

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial   Expiration Date (xiii)  Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date (xiv)           that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.

Bond                July 29 2049                                         3,935,451                     0.26
Bond                July 29 2049                                         327,954                       0.02
Bond                July 29 2049                                         178,407                       0.01

Total (A+B)
Number of voting rights          % of voting rights

68,529,271                       4.60

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the
Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:
    .........

11. Number of voting rights proxy holder will cease to hold:
    .........

12. Date on which proxy holder will cease to hold voting rights:
    .........

13. Additional information:
    .........

14. Contact name:
    .........

15. Contact telephone number:
    .........

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Credit Suisse Securities (Europe) Ltd

Contact address (registered office for legal entities):

One Cabot Square, London E14 4QJ

Phone number:

0207 883 5407 Duncan Murray

Other useful information (at least legal representative for legal persons):
    .........

B: Identity of the notifier, if applicable (xvii)

Full name:
Rhona Gregg

Contact address:
Scottish Power plc

Phone number:
0141 566 4733

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
    .........

C: Additional information :
    .........

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 25, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary